EXHIBIT 99.3

300 Knightsbridge Pkwy. Lincolnshire, IL 60069 847-478-4200 www.motient.com

August 8, 2006

Dear Fellow Stockholder:

In February 2005, you received a subscription certificate to purchase shares of Motient Corporation common stock (MNCP) per the previously announced rights offering. You were not able to exercise these rights until Motient filed and made effective a registration statement relating to the rights offering with the SEC. Motient has now filed and made effective such registration statement, so you may now exercise these rights. The primary purpose of this offer is to allow holders who did not participate in the November 12, 2004 private placement to purchase shares on terms that are substantially similar.

SUMMARY OF THE TERMS OF THE OFFER:

•	Each stockholder receives one non-transferable “Right” for each share of Motient common stock held as of the record date, December 17, 2004. The Rights are not transferable.

•	Each stockholder has the right to purchase 0.103 shares of Motient common stock for each Right held. There are no over-subscription rights.

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Only holders of record that did not participate in the November 12, 2004 private placement are eligible to participate in this rights offering. Affiliates and/or related parties of those that participated in the November 12, 2004 private placement are also excluded from participation.

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The number of shares issued under this rights offering shall not exceed 2.5 million shares. If valid subscriptions for more than 2.5 million shares are received, each holder will have their election reduced on a pro rata basis.

•	The subscription price per share is $8.57.

•	The expiration date for this offer will be September 7, 2006, unless extended by Motient.

For your convenience, a new copy of a subscription certificate is enclosed if your shares are held in your own name. If your shares are held in the name of your broker, bank or other nominee, you should contact your broker, bank or other nominee if you wish to participate in the offer.

We thank you for your continued loyalty and confidence in Motient Corporation.

Please call Georgeson, Inc., Motient’s Information Agent for this offering, at 866-821-2550 if you have any questions regarding the offer. Please do not call Motient regarding these matters.

Sincerely,

Christopher W. Downie

Executive Vice President & Chief Operating Officer